                                                                     Exhibit 8.1

                                  LAW OFFICES

                     ELIAS, MATZ. TIERNAN & HERRICK L.L.P.

                                   19TH FLOOR

TIMOTHY b. MATZ               734 15TH STREET. N.W.           PATRICIA J. WOHL
STEPHEN M. EGE                                                DAVID K. TEEPLES
RAYMOND A. TIERNAN           WASHINGTON, D.C. 20005           DAVID MAX SELTZER
GERALD L. HAWKINS                     ----                    ERIC M. MARION
JOHN D. SOUKENIK           TELEPHONE: (202) 347-0300          ---------------
GERALD B. HEUPEL JR.
JEFFREY A. KOEPPEL         FACSIMILE: (202) 347-2172          SENIOR COUNSEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON                  WWW.EMTH.COM               W. MICHAEL HERRICK
KEVIN M. HOULIHAN
KENNETH B. TABACH                                             OF COUNSEL

                                                              ALLIN P. BAXTER
                                                              JACK I. ELIAS
                                                              SHERYL JONES ALU
*NOT ADMITTED IN D.C.


                                December 14, 2001

Board of Directors
Willow Grove Mutual Holding Company
Willow Grove Bancorp, Inc. (Federal)
Willow Grove Bancorp, Inc. (Pennsylvania)
Willow Grove Bank
Welsh & Norristown Roads
Maple Glenn, Pennsylvania 19002

Gentlemen and Ms. Loring:

         You have asked that we provide you with our opinion in regard to certain federal income tax matters relating to the Plan of Conversion of Willow Grove Mutual Holding Company and the Agreement and Plan of Reorganization (the "Plan") between Willow Grove Mutual Holding Company, Willow Grove Bancorp, Inc. (a federal corporation), Willow Grove Bancorp, Inc. (a Pennsylvania corporation) and Willow Grove Bank dated as of September 7, 2001.

         We have examined the Plan and certain other documents as we deemed necessary in order to provide our opinions. Unless otherwise defined, all terms used in this letter have the meanings given to them in the Plan.

         In our examination, we assumed that original documents were authentic, copies were accurate and signatures were genuine. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined. In rendering our opinion, we have relied upon certain written representations of Willow Grove Bank (the "Bank") and Willow Grove Mutual Holding Company (the "Mutual Holding Company") (collectively referred to herein as the "Representations").

         We assumed that all parties will comply with the terms and conditions of the Plan, and that the various representations and warranties which have been provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Plan under state and local tax laws.

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 2


         In issuing the opinions set forth below, we have referred solely to existing provisions of (1) the Internal Revenue Code of 1986, as amended ("Code"), and existing and proposed Treasury Regulations thereunder; and (2) current administrative rulings, notices and procedures and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change after the date hereof.

         There can be no assurance that our opinions would be adopted by the Internal Revenue Service (the "Service") or a court. The outcome of litigation cannot be predicted. We have, however, attempted in good faith to opine as to the merits of each tax issue with respect to which an opinion was requested.

                               STATEMENT OF FACTS
                               ------------------

         On December 23, 1998, Willow Grove Bank, a federally chartered mutual savings association (the "Association"), reorganized into the mutual holding company form of organization. To accomplish this transaction, the Association organized a federally chartered, stock-form savings bank, (the "Bank"), as a wholly owned subsidiary of a newly formed federally chartered stock-form mid-tier holding company known as Willow Grove Bancorp, Inc. (the "Mid-Tier Holding Company"). The Mid-Tier Holding Company simultaneously issued 2,812,974 shares of its common stock to a newly formed federally chartered mutual holding company, Mutual Holding Company, contributed 89,635 of its shares of common stock to Willow Grove Foundation (the "Foundation"), and sold 2,240,878 of its shares of common stock to certain depositors and borrowers of the Bank, employee stock benefit plans of the Bank, directors, officers and employees of the Bank and members of the general public.

         The Boards of Directors of the Mutual Holding Company, the Mid-Tier Holding Company and the Bank believe that a conversion of the Mutual Holding Company to stock form and reorganization of the Bank pursuant to the Plan of Conversion is in the best interests of the Mutual Holding Company, the Mid-Tier Holding Company and the Bank, as well as the best interests of their respective members and shareholders. The Boards of Directors determined that the Plan of Conversion equitably provides for the interests of Members through the granting of subscription rights and the establishment of a liquidation account. The Conversion and Reorganization will result in the raising of additional capital for the Bank and the Holding Company and is expected to result in a more active and liquid market for the Holding Company Common Stock than currently exists for the Mid-Tier Holding Company Common Stock. In addition, the Conversion and Reorganization have been structured to re-unite the accumulated earnings and profits tax attribute retained by the

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 3


Mutual Holding Company with the retained earnings of the Bank through a tax-free reorganization. Finally, the Conversion and Reorganization is designed to enable the Bank and the Holding Company to more effectively compete in the financial services marketplace.

         For valid business reasons, the present corporate structure of the Mutual Holding Company and the Bank will be changed pursuant to the following proposed transactions:

         (i) The Mutual Holding Company will convert from a mutual holding company to an interim federal stock savings association ("Interim MHC"). The Mid-Tier Holding Company will convert from a federally chartered stock holding company into an interim federal stock savings association ("Interim Holding").

         (ii) Interim Holding will merge into Bank with Bank being the surviving corporation ("Merger 1"). The stock of Bank held by Interim Holding will be extinguished. The Interim Holding stock which was previously held by public shareholders and the Mutual Holding Company will be automatically converted into stock of Bank upon completion of Merger 1.

         (iii) Immediately after Merger 1, Interim MHC will merge with and into the Bank, with the Bank being the surviving corporation ("Merger 2"). The stock held by the Mutual Holding Company will be extinguished. Eligible members of the Mutual Holding Company as of certain specified dates set forth in the Plan will be granted interests in a liquidation account to be established by the Bank (referred to herein as the "Liquidation Account").

         The initial balance of the Willow Grove Liquidation Account will be equal to the greater of: (i) $35,865,000, which is equal to 100% of the retained earnings of the Association as of June 30, 1998, the date of the latest statement of financial condition contained in the final offering circular utilized in the formation of the Mutual Holding Company, or (ii) the percentage of the outstanding shares of the common stock of the Mid-Tier Holding Company owned by the Mutual Holding Company prior to Merger 1, multiplied by the Mid-Tier Holding Company's total shareholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Conversion and Reorganization.

         (iv) The Bank will form a Pennsylvania corporation as a new, wholly owned, first tier subsidiary (the "Holding Company"), which will become a new holding company.

         (v) The Holding Company will form an interim corporation ("Interim") as a new, wholly owned first tier subsidiary that is a federally chartered interim stock savings association.

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 4


         (vi) Immediately following Merger 2, Interim will merge with and into the Bank, with the Bank being the surviving entity ("Merger 3"). Merger 1, Merger 2 and Merger 3 will be completed in accordance with applicable federal laws. As a result of Merger 3, Bank Common Stock deemed held by the Public Shareholders as a result of Merger 1 will be converted into the Holding Company Common Stock, par value $.01 per share ("Holding Company Common Stock") based upon an exchange ratio which ensures that the Public Shareholders will own, in the aggregate, approximately the same percentage of the Holding Company Common Stock outstanding upon completion of the Conversion and Reorganization as the percentage of Mid-Tier Holding Company Common Stock owned by them in the aggregate immediately prior to the consummation of the Conversion and Reorganization, before giving effect to: (a) cash paid in lieu of fractional shares, and (b) any shares of the Holding Company Common Stock purchased by Public Shareholders in the Conversion; in addition, the shares of Interim will be converted into shares of Bank stock.

         (vii) Simultaneously with the consummation of Merger 3, the Holding Company will sell additional shares of the Holding Company Common Stock, with priority subscription rights granted to certain Members of the Mutual Holding Company at specified dates and to tax qualified employee benefit plans, directors and employees of the Bank and the Public Shareholders of the Mid-Tier Holding Company.

                              ANALYSIS AND OPINION
                              --------------------

         Section 354 of the Code provides that no gain or loss shall be recognized by shareholders who exchange common stock in a corporation, which is a party to a reorganization, solely for common stock in another corporation which is a party to the reorganization. Section 356 of the Code provides that shareholders shall recognize gain to the extent they receive money as part of a reorganization, such as money received in lieu of fractional shares. Section 358 of the Code provides that, with certain adjustments for money received in a reorganization, a holder's basis in the new stock received shall equal the basis in the common stock which he or she surrendered in the transaction. Section 1223(1) states that, where a shareholder receives property in an exchange which has the same basis as the property surrendered, he or she shall be deemed to have held the property received for the same period as the property exchanged, provided that the property exchanged had been held as a capital asset.

         Section 361 of the Code provides that no gain or loss shall be recognized to a corporation which is a party to a reorganization on any transfer of property pursuant to a plan of reorganization. Section 362 of the Code provides that if property is acquired by a corporation in connection with a reorganization, then the basis of such property shall be the same as it would be in the hands of the transferor immediately prior to the transfer. Section 1223(2) of the Code states that where a

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 5


corporation has a carryover basis in property received from another corporation which is a party to a reorganization, the holding period of such assets in the hands of the acquiring corporation shall include the period for which such assets were held by the transferor, provided that the property transferred had been held as a capital asset. Section 1032 of the Code states that no gain or loss shall be recognized to a corporation on the receipt of property in exchange for common stock.

         Section 368(a)(1)(F) of the Code provides that a mere change in identity, form or place or organization, however effected, is a reorganization. When the Mutual Holding Company converts itself from a federal mutual holding company to an interim federal stock savings association, the changes at the corporate level will be insubstantial. Similarly, when the Mid-Tier Holding Company adopts a federal charter and converts itself to a federal stock savings association, the changes at the corporate level will be insubstantial. In addition, Rev. Rul. 80-105 provides that the conversion of a federal mutual savings and loan association to a state or federal stock savings and loan association, and the conversion of a state-charted mutual savings and loan association to a stock savings and loan association in the same state are reorganizations under Code Section 368(a)(1)(F). Therefore, the change in the form of operation of the Mutual Holding Company and the Mid-Tier Holding Company should constitute reorganizations within the meaning of Section 368(a)(1)(F) of the Code.

         Section 368(a)(1)(A) of the Code defines the term "reorganization" to include a "statutory merger or consolidation" of corporations. Section 368(a)(2)(E) of the Code provides that a transaction otherwise qualifying as a merger under Section 368(a)(1)(A) shall not be disqualified by reason of the fact that common stock of a corporation which before the merger was in control of the merged corporation, is used in the transaction if (i) after the transaction, the corporation surviving the merger holds substantially all of its properties and the properties of the merged corporation; and (ii) the former shareholders of the surviving corporation exchanged, for an amount of voting common stock of the controlling corporation, an amount of common stock in the surviving corporation which constitutes control of such corporation.

         In order to qualify as a reorganization under Section 368(a)(1)(A), a transaction must constitute a merger or consolidation effected pursuant to the corporation laws of the United States or a state. Merger 1, Merger 2 and Merger 3 will be consummated in accordance with applicable federal laws.

         In addition, a transaction qualifying as a reorganization under Section 368(a)(1)(A) of the Code must satisfy the "continuity of interest doctrine" which requires that the continuing common stock interest of the former owners of an acquired corporation, considered in the aggregate, represents a "substantial part" of the value of their former interest and provides them with a "definite and substantial interest" in the affairs of the acquiring corporation or a corporation in control of the

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 6


acquiring corporation. HELVERING V. MINNESOTA TEA CO., 296 U.S. 378 (1935); SOUTHWEST NATURAL GAS CO. V. COMM'R., 189 F.2d 332 (5th Cir. 1951). CERT. DENIED 342 U.S. 860 (1951).

         As a result of Merger 1, the Public Shareholders of the Mid-Tier Holding Company will receive an interest in Bank which will subsequently be converted into an interest in the Holding Company. Consequently, the continuity of interest doctrine should be satisfied with regard to Merger 1.

         With regard to Merger 2, the Mutual Holding Company, as a federally chartered mutual holding company, does not have shareholders and has no authority to issue capital stock. Instead, the Mutual Holding Company has Members who are accorded a variety of proprietary rights such as voting rights and certain rights in the unlikely event of liquidation. Prior to Merger 2, certain depositors in the Bank have both a deposit account in the institution and a pro rata inchoate proprietary interest in the net worth of the Mutual Holding Company based upon the balance in his or her deposit account in the Bank, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this inchoate proprietary interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his or her deposit account receives a portion or all of the balance in the account but nothing for his or her ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

         In accordance with the Plan, the Members will receive interests in the Bank Liquidation Account at the Bank and continue their inchoate proprietary interests in the Bank following Merger 2. Although the Bank Liquidation Account at the Bank would not allow the Members the right to vote or the right to pro rata distributions of earnings, they would be entitled to share in the distribution of assets upon a liquidation of the Bank following Merger 2. The Members' liquidation interests in the Bank are substantially similar to their current ownership interest (a liquidation interest) in the Mutual Holding Company. Because the Members are not in effect "cashing out" their inchoate proprietary interest in the Mutual Holding Company, they would continue to maintain an inchoate proprietary interest in the Bank upon the consummation of Merger 2. Such payments to be received as a result of an interest in the Liquidation Account are not guaranteed and can only be received by Members who continue to maintain deposit accounts in the Bank following Merger 2. Therefore, it would seem that the exchange of the Members' equity interests in the Mutual Holding Company for Liquidation Account interests should not violate the continuity of interest requirement of Section 1.368-1(b) of the Treasury Regulations. In addition, in PLR 200115027, the Service held on facts which are substantially identical to those of Merger 2, as described above, that the continuity of interest doctrine was satisfied. Although a private letter ruling cannot be cited as precedent, it is illustrative of the Service's position on an issue.

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 7


         As a result of Merger 3, the Shareholders of the Bank will receive a continuing interest in the Holding Company, the sole shareholder of the Bank. Consequently, the continuity of interest doctrine should be satisfied with regard to Merger 3.

         One of the requirements of Section 368(a)(2)(E) of the Code is that subsequent to the transaction, the corporation surviving the merger must hold substantially all of its properties and the properties of the merged corporation. The Bank has represented in the Representations that, following Merger 3, it will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets, and at least 90% of the fair market value of Interim's gross assets held immediately prior to Merger 3. Based upon the representations, the Bank will clearly satisfy this requirement of Code Section 368(a)(2)(E).

         Pursuant to Code Section 368(a)(2)(E), the Holding Company must also acquire control of the Bank in Merger 3. Control is defined as at least 80% of the total combined voting power of all classes of stock entitled to vote, and at least 80% of the total number of shares. Subsequent to Merger 3, the Holding Company will hold all of the Bank stock. However, there is an issue as to whether the Liquidation Account must be taken into account for the purposes of the "control" test. If the Liquidation Account is to be included in determining whether the Holding Company acquired control of the Bank in Merger 3, it would be necessary to recognize such interest as another class of the Bank stock. Although the Liquidation Account may be compared to the equity interests held by members of the Mutual Holding Company, which afforded members an inchoate interest in the Mutual Holding Company, these interests in the Bank are too remote to qualify as a separate class of Bank stock. Therefore, the Liquidation Account should be disregarded in determining whether the Holding Company acquires control of the Bank in Merger 3. The Service's analysis in PLR 9510044 supports this conclusion. PLR 9510044 involved the conversion of a mutual holding company from mutual stock form and a subsequent merger of the mutual holding company into a stock savings bank with the savings bank surviving. The stock of the savings bank held by the mutual holding company was extinguished and members of the mutual holding company were granted interests in a liquidation account established at the savings bank. Subsequent thereto, the savings bank engaged in a typical reorganization under Section 368(a)(2)(E) of the Code to create a holding company structure identical to the structure of the Bank subsequent to Merger 3. The Service held that the liquidation interests in the savings bank (as well as stock previously held by the mutual holding company in the savings bank) were to be disregarded in determining whether control of the savings bank was obtained by the holding company in accordance with Section 358(c) of the Code.

         In addition to the requirements discussed above, there is a judicially created substance over form concept often referred to as the "step transaction doctrine" which applies throughout tax law,

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 8


including the corporate reorganization area. The step transaction doctrine is an extremely amorphous concept. Often, application of the doctrine hinges on whether a court finds that a particular series of transactions runs counter to a significant tax policy. Notwithstanding years of litigation and hundreds of cases, the exact contours of the step transaction doctrine, and even its proper formulation, are still the subject of intense debate. Consequently, it often will be difficult to determine with a high degree of certainty whether a series of related transactions will be stepped together in some fashion for tax purposes.

         The courts over the years have developed three distinct principal formulations of the doctrine: (i) the binding commitment test, (ii) the end result test and (iii) the interdependence test. While the courts nominally apply one or more of these three tests, a careful reading of the relevant cases indicates that the courts, as a preliminary matter, in deciding whether to apply the step transaction doctrine, tend to focus primarily on two key facts: intent and temporal proximity. However, case law and the Service's pronouncements indicate that there are limitations on the ability to assert the step transaction doctrine, regardless of (i) the taxpayer's intent at the time of the first transaction to engage in the later transactions, and (ii) the short period of time that elapses between the transactions.

         Case law and the Service's pronouncements indicate that if two or more transactions carried out pursuant to an overall plan have economic significance independent of each other, the transactions generally will not be stepped together. The parties to Merger 2 maintain a separate and distinct business purpose for consummating Merger 2 (E.G., allowing for the conversion of the Mutual Holding Company from mutual to stock form). Immediately after the consummation of Merger 2, the Bank will no longer be controlled by the Mutual Holding Company but will instead be controlled by its shareholders. The facts indicate that the merger of Mutual Holding Company with and into the Bank will result in a real and substantial change in the form ownership of the Bank that is sufficient to conclude that Merger 2 comports with the underlying purposes and assumptions of a reorganization under Section 368(a)(1)(A) of the Code.

         In addition, we believe that, because the various steps contemplated by the Plan were necessitated by the requirements of the Office of Thrift Supervision, each of Merger 1, Merger 2 and Merger 3 has a business purpose and independent significance and, as a result, the step transaction should not be applied to this transaction. However, our opinion is not binding upon the Service, and there can be no assurance that the Service will not assert a contradictory position. Revenue Ruling 72-405 involved Corporation X which formed a wholly owned subsidiary, merged an unrelated Corporation Y into the subsidiary and then liquidated the subsidiary. The Service held that the overall plan for the transactions was the acquisition of Corporation Y assets by Corporation X and that the transitory existence of the subsidiary did not have independent economic significance. As

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 9


a result, the step transaction doctrine was applied, the transitory existence of the subsidiary was ignored and the transaction was treated as a direct acquisition of Corporation Y assets by Corporation X.

         It is possible that the Service could assert, based upon reasoning similar to that which was applied in Revenue Ruling 72-405, that the overall intent of the transactions contemplated by the Plan is the maintenance of the Bank's holding company structure and the merger of the Mutual Holding Company into the Bank and that, as a result, the step transaction doctrine should be applied and the transitory elimination of the holding company structure in Merger 1 and re-creation of the holding company structure in Merger 3 should be ignored for tax purposes. If the Service were successful with such an assertion, the transaction would be treated as a direct merger of the Mutual Holding Company into the Bank which may not qualify as a tax-free reorganization resulting in taxable gain to the parties to the transaction.

         The Service is currently reviewing the question of whether certain downstream mergers of a parent corporation into its subsidiary or inversion transactions, where a parent and its subsidiary reverse positions, which otherwise qualify for tax-free treatment nevertheless should be treated as taxable transactions because they circumvent the repeal of the "General Utilities doctrine." We do not believe that the transactions undertaken pursuant to the Plan constitute the type of transactions which circumvent the "General Utilities doctrine."

         Based upon the forgoing, and assuming Merger 1, Merger 2 and Merger 3 are consummated as described herein and in the Plan, we are of the opinion that:

         1. The change in the form of operation of the Mutual Holding Company to an interim federal stock savings association and the change in the form of operation of the Mid-Tier Holding Company to an interim federal stock savings association constitute reorganizations under Section 368(a)(1)(F) of the Code and Merger 1 and Merger 2 each qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. The Mutual Holding Company, the Mid-Tier Holding Company and the Bank each will be a party to a "reorganization" as defined in Section 368(b) of the Code.

         2. Interim MHC and Interim Holding will recognize no gain or loss pursuant to Merger 1 and Merger 2.

         3. No gain or loss will be recognized by the Bank upon the receipt of the assets of Interim Holding and Interim MHC in Merger 1 and Merger 2, respectively.

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 10


         4.      Merger 3 qualifies as a reorganization within the meaning of
Section 368(a)(1)(A) of the Code. The Bank, the Holding Company and Interim will each be a party to the reorganization as defined in Section 368(b) of the Code.

         5. No gain or loss will be recognized by Interim upon the transfer of its assets to the Bank pursuant to Merger 3.

         6. No gain or loss will be recognized by the Bank upon the receipt of the assets of Interim.

         7. No gain or loss will be recognized by the Holding Company upon the receipt of the the Bank stock solely in exchange for the Holding Company Common Stock.

         8. No gain or loss will be recognized by the Mid-Tier Holding Company Public Shareholders upon the receipt of the Holding Company Common Stock.

         9. The basis of the Holding Company stock to be received by the Public Shareholders will be the same as the basis of the Mid-Tier Holding Company Common Stock surrendered before giving effect to any payment of cash in lieu of fractional shares.

         10. The holding period of the Holding Company Common Stock to be received by the Public Shareholders will include the holding period of the Mid-Tier Holding Company Common Stock, provided that the Mid-Tier Holding Company Common Stock was held as a capital asset on the date of the exchange.

         11. No gain or loss will be recognized by the Holding Company upon the sale of the Holding Company Common Stock to investors.

         12. The Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will recognize gain, if any, upon the issuance to them of: (i) withdrawable savings accounts in the Bank following the Conversion and Reorganization, (ii) the Liquidation Account interests at the Bank, and (iii) nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the subscription rights.

         13. The tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefor, and the holding period for such shares will begin on the date of exercise of the subscription rights if purchased through the exercise of subscription rights. If purchased in

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 11


the Community Offering, the holding period for such stock will begin on the day after the date of purchase.

         The opinions set forth above represent our conclusions as to the application of existing federal income tax law to the facts of the instant transaction. We can give no assurance that changes in such law, or in the interpretation thereof, will not affect the opinions expressed by us. Moreover, there can be no assurance that contrary positions may not be taken by the Service, or that a court considering the issues would not hold contrary to such opinions. However, we believe that a court, if such issues were litigated, is more likely than not to concur with our opinion.

         All of the opinions set forth above are qualified to the extent that the validity or enforceability of any provision of any agreement may be subject to or affected by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally. We do not express any opinion as to the availability of any equitable or specific remedy upon any breach of any of the covenants, warranties or other provisions contained in any agreement.

         Further, the opinions set forth above represent our conclusions based upon the documents reviewed by us and the facts presented to us. Any material amendments to such documents or changes in any significant fact would affect the opinions expressed herein.

         We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above.

Board of Directors
Willow Grove Mutual Holding Company
December 14, 2001
Page 12


                                     CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 ("Form S-1) to be filed by the Holding Company with the Securities and Exchange Commission, as an exhibit to the Mutual Holding Company's Application for Conversion on Form AC to be filed with the OTS ("Form AC"), and the holding company application on Form H-(e)1-S to be filed by the Holding Company with the OTS ("Form H-(e)1-S"), and to the references to our firm in the Prospectus which is part of the Form S-1, the Form AC and the Form H-(e)1-S.

                                           ELIAS, MATZ, TIERNAN & HERRICK L.L.P.


                                           By: /s/ Raymond A. Tiernan
                                               --------------------------------
                                               Raymond A. Tiernan, a Partner